

June 3, 2011

Ms. Patricia Gruden
Chief Executive Officer
Nuvilex, Inc.
7702 E. Doubletree Ranch Road, Suite 300,
Scottsdale, AZ 85258

> **Re: Nuvilex, Inc**.
> **Form 10-K for the Year Ended April 30, 2010**
> **Forms 10-Q for Fiscal Quarters Ended July 31, 2010 and October 31, 2010**
> **File No. 333-68008**

Dear Ms. Gruden:

We have reviewed your April 27, 2011 response to our February 15, 2011 letter as well as your amendments filed on April 26, 2011 to the above referenced filings and have the following comment.

Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q/A for Fiscal Quarter Ended July 31, 2010
Form 10-Q/A for Fiscal Quarter Ended October 31, 2010
Item 4T. Controls and procedures, page 6

1. Your Item 4T disclosures do not comply with the language in Item 307 of Regulation S-K. You included reports on your internal control over financial reporting under item 4T of your referenced filings. A discussion of whether or not your certifying officers evaluated your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) at the end of the periods covered by your reports is however not included. Please amend your July 31, 2010 and October 31, 2010 quarterly filings to definitively state whether your disclosure controls and procedures were evaluated and found effective or ineffective at the end of the periods covered by the reports. Please reference the Exchange Act Rules 13a-15(e) and 15d-15(e) in your revised disclosures.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant